

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Jarrod Yahes
Chief Financial Officer
Shutterstock, Inc.
350 Fifth Avenue, 21st Floor
New York , NY 10118

>   **Re: Shutterstock, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed February 13, 2020**
>   **File No. 001-35669**

Dear Mr. Yahes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Note 1. Summary of Operations and Significant Accounting Policies
Revenue Recognition , page F-12

1.   We note that it is your policy to estimate expected unused licenses for subscription-based products and recognize the revenue associated with unused licenses throughout the subscription period. With a view towards clarifying disclosure, please explain to us the pattern of revenue recognition for the breakage amount and tell us how this results in revenue being recognized in proportion to the pattern of exercised rights. Also tell us how you determine the value of the unused licenses and whether or not this value determination impacts the amount of royalties paid to content contributors.

Equity-Based Compensation, page F-14

2.   Please explain to us why you believe it is appropriate to continue to use the simplified

method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14:D.2.

Note 6. Goodwill and Intangible Assets, page F-20

3. We note your goodwill balance was previously allocated to four reporting units: Bigstock, Editorial, Images and Music. Please explain in greater detail the specific changes in the Company's reporting structure and "the way management monitors the business, as well as key milestones achieved in the continued integration of the Company's operations and technology platform," which resulted in management's determination it had one reporting unit rather than four. In particular, your response should focus on the significant operating processes prior to and after your restructuring. Please also address paragraphs 33 to 46 of ASC 350-20-35 in explaining how you concluded that you only have one reporting unit for goodwill impairment purposes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology